SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

ChinaEdu Corporation

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

16945L107(**)

(CUSIP Number)

Shawn Ding

4 th Floor-A, GeHua Building

No.1 QinglongHutong, Dongcheng District

Beijing, 100007, The People’s Republic of China

(86 10) 8418 6655

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.   ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

(**)	This CUSIP number applies to the Issuer’s American Depositary shares, each representing three ordinary shares. No CUSIP has been assigned to the ordinary shares.

1	NAMES OF REPORTING PERSONS Shawn Ding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (See Items 2, 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Items 2, 3, 4 and 5 )
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0% (See Item 5)
14	TYPE OF REPORTING PERSON IN

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1	NAMES OF REPORTING PERSONS Moral Known Industrial Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (See Items 2, 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (See Items 2, 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0% (See Item 5)
14	TYPE OF REPORTING PERSON CO

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This Amendment No. 4 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the SEC on July 1, 2013, as amended by Amendment No. 1 on August 20, 2013, Amendment No. 2 on December 6, 2013 and Amendment No. 3 on January 2, 2014 (the “Schedule 13D”), which relates to the ordinary shares, par value US$0.01 (the “Ordinary Shares”), of ChinaEdu Corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D. Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 2. Identity and Background

Sections (a)-(c) and (f) of Item 2 of the Schedule 13D is hereby amended and supplemented by replacing the sections with the following paragraph

“(a)-(c) and (f)	This Schedule 13D is being filed jointly by and on behalf of (a) Mr. Shawn Ding and (b) Moral Known Industrial Limited (each, a “Reporting Person,” and collectively, the “Reporting Persons.”)

Mr. Shawn Ding is the chief executive officer and a director of the Issuer. Immediately prior to the Effective Time (as defined below) of the Merger (as defined below), Mr. Ding was the record holder of 75,000 Ordinary Shares of the Issuer, which were exchanged for shares of ChinaEdu Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdco”), as described in Item 4 of this Schedule 13D. Mr. Ding is a citizen of the United States. His principal occupation is as an officer and a director of the Issuer. Mr. Ding’s business address is 4th Floor-A, GeHua Building, No.1 QinglongHutong, Dongcheng District, Beijing, 100007, The People’s Republic of China.

Moral Known Industrial Limited (“Moral Known”) is a company incorporated under the laws of the British Virgin Islands. Moral Known is an investment holding company wholly owned by Mr. Ding. Immediately prior to the Effective Time of the Merger, it was the record holder of 965,160 Ordinary Shares of the Issuer, which were exchanged for shares of Holdco, as described in Item 4 of this Schedule 13D. Moral Known’s principal business address, which also serves as its principal office, is c/o 4th Floor-A, GeHua Building, No.1 QinglongHutong, Dongcheng District, Beijing, 100007, The People’s Republic of China. Mr. Ding is the sole director and officer of Moral Known.

As further described in Item 4 below, Mr. Shawn Ding, Ms. Huang, Moral Known Industrial Limited, and South Lead Technology Limited (collectively, the “Founder Parties”) entered into a consortium agreement, dated August 16, 2013 (the “Consortium Agreement”), which was amended on December 5, 2013, with shareholders of the Issuer as set forth therein (collectively, the “Existing Shareholders”), and McGraw-Hill Global Education Intermediate Holdings, LLC (“McGraw-Hill”), Weblearning Company Limited and Guo Young (the “Additional Consortium Members”). Immediately prior to the Effective Time, the Reporting Persons may be deemed to (a) constitute a “group” (within the meaning of Rule 13d-5(b) of the Act) with Ms. Huang, the Existing Shareholders and the Additional Consortium Members and (b) beneficially own 18,363,243 Ordinary Shares of the Issuer.

Each Reporting Person hereby disclaims beneficial ownership of any Ordinary Shares beneficially owned by Ms. Huang, the Existing Shareholders, the Additional Consortium Members or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) of the Act) with Ms. Huang, the Existing Shareholders, the Additional Consortium Members or any other person, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons, for any or all purposes, beneficially owns any Ordinary Shares beneficially owned by Ms. Huang, the Existing Shareholders, the Additional Consortium Members or any other person or is a member of a group with the Ms. Huang, the Existing Shareholders, the Additional Consortium Members or any other person. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1 hereto.”

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Item 4. Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following immediately prior to the penultimate paragraph of item 4:

“Closing of Transaction

On April 18, 2014, at 2:00 p.m. (Beijing time), an extraordinary general meeting of the shareholders of the Issuer was held at 4th Floor-A, GeHua Building, QinglongHutong No 1, Dongcheng District, Beijing 100007. At the extraordinary general meeting, the shareholders of the Issuer voted to approve the Merger Agreement and the transactions contemplated thereby, including the Merger and the proposal to authorize the directors and the officers to do all things necessary to give effect to the Merger Agreement.

On April 22, 2014, the Issuer and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies. The Cayman Islands Registrar of Companies issued a certificate of merger dated April 23, 2014, pursuant to which the Merger became effective on April 23, 2014. As a result of the Merger, the Issuer will continue its operations as a wholly owned subsidiary of Holdco.

At the Effective Time, each Ordinary Share and each ADS issued and outstanding immediately prior to the effective time of the Merger was cancelled in exchange for the right to receive Per Ordinary Share/Per ADS Merger Consideration, as applicable, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) the Rollover Shares, (ii) the Ordinary Shares owned by the Issuer as treasury shares, and (iii) the Ordinary Shares owned by holders of such Ordinary Shares who have validly exercised and not lost their appraisal rights pursuant to Section 238 of the Companies Law (2012 Revision) of the Cayman Islands. The Company did not receive any notice of objection from any shareholder prior to the time of the extraordinary general meeting.

As a result of the Merger, all of the Ordinary Shares beneficially owned by the Reporting Persons immediately prior to the Effective Time were exchanged for shares of common stock of Holdco pursuant to the terms of the Merger Agreement and the Contribution Agreement. Holdco owns all of the outstanding shares of the surviving corporation.

As a result of the Merger, the ADSs of the Issuer will no longer be listed on any securities exchange or quotation system, including NASDAQ. In addition, 90 days after the filing of Form 15 in connection with the transaction, or such shorter period as may be determined by the Securities and Exchange Commission, the registration of the ADSs of the Issuer and the Ordinary Shares underlying them and the reporting obligations of the Issuer under the Securities Exchange Act of 1934, as amended will be terminated.”

Item 5. Interest in Securities of the Issuer

Sections (a)-(b) of Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the sections with the following paragraph:

“(a)–(b) As a result of the Merger, all of the Ordinary Shares beneficially owned by the Reporting Persons immediately prior to the Effective Time were exchanged for shares of common stock of Holdco pursuant to the terms of the Merger Agreement and the Contribution Agreement.”

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2014

Shawn Ding	/s/ Shawn Ding
Shawn Ding

Moral Known Industrial Limited	/s/ Shawn Ding
Name: Shawn Ding
Title: Director

INDEX TO EXHIBITS

1.	Agreement of Joint Filing dated December 31, 2013, by and among Shawn Ding and Moral Known Industrial Limited.

2.	Proposal Letter dated June 20, 2013 from Shawn Ding and Julia Huang to the Board of Directors of ChinaEdu Corporation (incorporated herein by reference to Exhibit 2 to the Schedule 13D filed on July 1, 2013).

3.	Consortium Agreement dated August 16, 2013, by and among Shawn Ding, Julia Huang and Existing Shareholders (incorporated herein by reference to Exhibit 3 to the Schedule 13D/A filed on August 20, 2013).

4.	First Amendment to Consortium Agreement dated December 5, 2013, by and among Shawn Ding, Julia Huang, the Existing Shareholders and the Additional Consortium Members (incorporated herein by reference to Exhibit 4 to the Schedule 13D/A filed on December 6, 2013).

5.	Agreement and Plan of Merger dated December 31, 2013, by and among ChinaEdu Holdings Limited, ChinaEdu Merger Sub Limited and ChinaEdu Corporation (previously filed with the Issuer’s Form 6-K on December 31, 2013).

6.	Voting Agreement dated December 31, 2013, by and among ChinaEdu Corporation, ChinaEdu Holdings Limited, Shawn Ding, Moral Known Industrial Limited, Julia Huang, South Lead Technology Limited, GegengTana, Mei Yixin, Pan Zhixin, Ellen Huang, InterVision Technology Ltd., MLP Holdings Limited, New Value Technology Limited, LingyuanFurong Investment Mgmt Co., Ltd., McGraw-Hill Global Education Intermediate Holdings, LLC, Weblearning Company Limited and Guo Young (incorporated herein by reference to Exhibit 99.5 to the Schedule 13D/A filed on January 2, 2014).

7.	Contribution Agreement dated December 31, 2013, by and among ChinaEdu Holdings Limited, Shawn Ding, Moral Known Industrial Limited, Julia Huang, South Lead Technology Limited, GegengTana, Mei Yixin, Pan Zhixin, Ellen Huang, InterVision Technology Ltd., MLP Holdings Limited, New Value Technology Limited, LingyuanFurong Investment Mgmt Co., Ltd., McGraw-Hill Global Education Intermediate Holdings, LLC, Weblearning Company Limited and Guo Young (incorporated herein by reference to Exhibit 99.6 to the Schedule 13D/A filed on January 2, 2014).

8.	USD30,000,000 Facility Agreement (Holdco) dated December 24, 2013 (incorporated herein by reference to Exhibit 99.7 to the Schedule 13D/A filed on January 2, 2014).

9.	Shareholders Agreement dated December 31, 2013 by and among ChinaEdu Holdings Limited, Shawn Ding, Moral Known Industrial Limited, Julia Huang, South Lead Technology Limited, GegengTana, Mei Yixin, Pan Zhixin, Ellen Huang, InterVision Technology Ltd., MLP Holdings Limited, New Value Technology Limited, LingyuanFurong Investment Mgmt Co., Ltd., McGraw-Hill Global Education Intermediate Holdings, LLC, Weblearning Company Limited and Guo Young (incorporated herein by reference to Exhibit 99.8 to the Schedule 13D/A filed on January 2, 2014).